[LATHAM & WATKINS LLP LETTERHEAD]

July 22, 2005

VIA EDGAR

Ms. Abby Adams
Special Counsel
Office of Mergers and Acquisitions
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-0303

  Re:
  Harrah's Operating Company, Inc.
  Schedule TO-I
  Filed July 14, 2005

Dear Ms. Adams:

        On behalf of Harrah's Operating Company, Inc. (the "Company"), we are supplementally providing to you the Company's responses to the comments in your letter of July 20, 2005 with respect to the Company's Change of Control Notice and Offer to Purchase dated July 13, 2005 (the "Offer to Purchase"). The Company concurrently is filing the First Supplement to the Offer to Purchase, which incorporates the revisions discussed below. For your convenience, each response below corresponds to the italicized comment that immediately precedes it, each of which has been reproduced from your letter in the order presented.

Offer to Purchase

Summary Term Sheet
Cautionary Note Regarding Forward-Looking Statements, page 7

1.
On page 2 and page 6 you incorporate documents by reference into the offer to purchase, including documents to be filed in the future. Schedule TO does not provide for incorporation by reference except as indicated in General Instruction F of Schedule TO. General Instruction F does not provide for forward incorporation. Rules 13e-4(c)(3) and 13e-4(e)(3) require you to amend the Schedule to reflect a material change in the information previously disclosed. Please revise the document to be consistent with the requirements of General Instruction F of Schedule TO.

        Response:

        In response to the Staff's comment, the Company has revised the disclosure in the section of the Offer to Purchase captioned "Documents Incorporated by Reference" to remove the reference to forward incorporation in the second sentence of the first paragraph.

Section 1. Introduction page 9

2.
In the fourth paragraph on this page, on page 13 and throughout your document, you refer to your ability to withdraw or terminate the offer. We note that the offer has no stated conditions other than the valid tender of securities, although, as discussed in our comment below, there appear to be additional conditions to the offer. Please note that the staff believes that if a bidder can terminate an offer for any reason, the offer is illusory. Please revise the conditions section to disclose all conditions to the offer and confirm for us that you do not intend to terminate the offer for any reason other than the terms expressed in the revised conditions section.

        Response:

        In response to the Staff's comment, the Company has revised the sections of the Offer to Purchase captioned "Summary Term Sheet," "Section 1. Introduction.," "Section 7. Acceptance of Notes for

Payment.," and "Section 8. Expiration, Extension, Amendment or Termination of the Offer." to clarify that the offer may only be withdrawn or terminated if either or both of the conditions specified in "Section 12. Conditions of the Offer." have not been satisfied. In addition, the Company has revised the section of the Offer to Purchase captioned "Section 12. Conditions of the Offer." to specify that the only conditions to the offer are (1) the timely and proper delivery and tender of notes in accordance with the terms of the offer and (2) that the offer must comply with applicable law.

        The Company also confirms that it does not intend to terminate the offer for any reason other than the terms expressed in the revised section captioned "Section 12. Conditions of the Offer."

Section 5. Price Range of Notes and Common Stock; Dividends, page 10

3.
Provide the high and low bid quotations or sales prices for each quarter during the last two years. See Item 1002(c) of Regulation M-A.

        Response:

        In response to the Staff's comment, the Company has revised the section of the Offer to Purchase entitled "Section 5. Price Range of Notes and Common Stock; Dividends" to include a table disclosing the high and low end-of-day bid/offer quotations of the notes, as reported by Bloomberg, for the quarter ended June 30, 2005.

Section 7. Acceptance of Notes for Payment, page 12

4.
In the last paragraph of this section you reserve the right to transfer or assign the right to purchase tendered notes. Please be aware that any person or entity to whom you transfer or assign such right must be included as a bidder in the offer. Each such person or entity added as a bidder must independently satisfy the disclosure, dissemination and timing requirements of the tender offer rules.

        Response:

        The Company acknowledges the Staff's comment, and undertakes to comply with such requirements.

Section 12. Conditions of the Offer

5.
You state that "there are no conditions of the offer except for the timely and proper delivery and tender of notes in accordance with the terms of this offer." However, it appears from page 13 that the offer may be conditioned on your ability "to comply, whole or in part, with any applicable law." Please revise the conditions section to disclose all conditions of the offer. In doing so, please clarify the condition to comply with applicable law "in whole or in part." Also, it is also unclear from page 17 whether the offer is conditioned on your ability to obtain financing. Please clarify.

        Response:

        In response to the Staff's comment, the Company has revised the section of the Offer to Purchase captioned "Section 12. Conditions of the Offer." to specify that the only conditions to the offer are (1) the timely and proper delivery and tender of notes in accordance with the terms of the offer and (2) that the offer must comply with applicable law. The Company has also revised the section to clarify that there is no financing condition to the offer. In addition, the Company has revised "Section 7. Acceptance of Notes for Payment." to delete the statement that it expressly reserves the right to terminate the offer in order to comply "in whole or in part" with any applicable law, and has replaced it with a statement that it expressly reserves the right, in its sole discretion, to withdraw or terminate the offer if either or both of the conditions specified in the section captioned "Section 12. Conditions of the Offer." have not been satisfied.

Section 13. Certain United States Federal Income Tax Consequences, page 17

6.
Revise this subsection and its title to clarify that you describe all material federal tax consequences of the transaction. In this regard, you should eliminate the statement that the discussion relates to "certain" tax consequences and the reference to the fact that the discussion does not address "other U.S. federal tax laws" in the second sentence of this section. Furthermore, because security holders are entitled to rely on your disclosure of the material federal tax consequences of the transaction, please revise the disclaimer on page 18 to avoid advising security holders that they "should" consult a tax advisor. We will not object if you revise this disclosure with language to recommend that consultation based on a security holder's particular circumstances.

        Response:

        In response to the Staff's comment, the Company has revised "Section 13. Certain United States Federal Income Tax Consequences." to clarify that the Section describes all material federal tax consequences of the transaction and has eliminated references that the discussion relates only to "certain" tax consequences and that it does not address "other U.S. federal tax laws." The Company has also revised the disclaimer on page 18 in response to the Staff's comment.

Exhibit (a)(5)(A)—Press Release

7.
We note your reference to the safe harbor provisions for forward-looking statements and that these statements are "intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995." Note that the safe harbor protections for forward-looking statements contained in the federal securities laws do not apply to statements made in connection with a tender offer. See Section 21E(b)(2)(C) of the Securities Exchange Act of 1934 and Regulation M-A telephone interpretation M.2 available at www.sec.gov in the July 2001 Supplement to the Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations. Please do not refer to the safe harbor provisions in any future press releases or other communications relating to this tender offer.

        Response:

        The Company acknowledges the Staff's comment and undertakes not to refer to the safe harbor provisions established by the Private Securities Litigation Reform Act of 1995 in any future press releases or other communications relating to this tender offer.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

  In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

  •
  the company is responsible for the adequacy and accuracy of the disclosure in the filings;

  •
  staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

  •
  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

        Response:

        The Company concurrently is providing a written statement acknowledging the matters referenced in the three bullet-points above.

        Once you have had time to review our responses to the Staff's comments, we would appreciate the opportunity to discuss any additional questions or concerns that you may have. Please feel free to call me at (213) 891-8739 to discuss any of our responses.

Very truly yours,
/s/ J. SCOTT HODGKINS J. Scott Hodgkins of LATHAM & WATKINS LLP
cc:
Stephen H. Brammell, Esq.
Charles K. Ruck, Esq.
Michael A. Treska, Esq.